UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2014

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2014

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2014 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as Japanese accounting standards. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2013 and the other reports filed or submitted by MUFG to the U.S. Securities and Exchange Commission.

Risks Relating to Our Business

We describe below the major developments and changes during the nine months ended December 31, 2013 that we believe may have a material impact on your investment decision and that may not have been discussed as part of the disclosure of our business and other risks in the most recent annual securities report filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below, which was the numbering provided in “Risks Relating to Our Business” in the Quarterly Securities Report, represents the addition of a new 12th item (and re-numbering of subsequent items) in the prior risk disclosure contained in “Risks Relating to Our Business” in the most recent annual securities report filed in Japan. The discussion below, however, is not otherwise intended to update the prior risk disclosure.

12.	Risks relating to Bank of Ayudhya Public Company Limited (Krungsri)

Any adverse changes to the business or management of Krungsri, which became one of our major subsidiaries in December 2013, may negatively affect our financial condition and results of operations. Factors that may negatively affect Krungsri’s financial condition and results of operations include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in Thailand,

•

the business performances of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems and laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings,

•	credit rating downgrades and declines in stock prices of borrowers, and bankruptcies of borrowers resulting from such factors,

•	defaults on loans to individuals,

•	adverse changes in the cooperative relationship between us and the other major shareholder,

•	higher-than-expected costs incurred as a result of the integration of Krungsri into our group not being completed as planned, and

•	costs incurred due to weaknesses in the internal controls and regulatory compliance systems of Krungsri or any of its subsidiaries.

Business Segment Information

Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

Previous Year Third Quarter Financial Reporting Period (from April 1, 2012 to December 31, 2012)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	2,429,605	429,546	239,584	337,704	1,562	3,438,004	—	3,438,004
From Internal Transactions	58,458	11,222	20,214	9,891	260,368	360,155	(360,155)	—
Total	2,488,064	440,768	259,799	347,596	261,931	3,798,159	(360,155)	3,438,004
Net Income	432,709	77,954	28,100	65,862	220,971	825,599	(293,142)	532,456

Notes:

1.     Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.

2.     “Others” includes MUFG and other companies.

3.     Adjustments on net income include elimination of inter-segment transactions of 257,469 million yen and 35,672 million yen of net loss representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.

4.     Net income for “Others” includes 208,734 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.     Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2012.

6.     BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

Third Quarter Financial Reporting Period (from April 1, 2013 to December 31, 2013)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	2,544,874	469,105	409,157	336,631	53,111	3,812,880	—	3,812,880
From Internal Transactions	86,124	13,208	(4,517)	13,330	246,217	354,364	(354,364)	—
Total	2,630,999	482,313	404,640	349,962	299,329	4,167,244	(354,364)	3,812,880
Net Income	526,922	105,494	86,975	56,096	257,772	1,033,261	(247,839)	785,422

Notes:

1.     Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.

2.     “Others” includes MUFG and other companies.

3.     Adjustments on net income include elimination of inter-segment transactions of 269,619 million yen and 21,780 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.

4.     Net income for “Others” includes 243,594 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.     Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2013.

6.     BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.